UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Registrant)

By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX REPORTS A QUARTERLY PROFIT OF $14.1 MILLION, OR $0.36 PER SHARE, WITH SOLID CREDIT COLLECTIONS AND AMPLE LIQUIDITY LEVELS

PANAMA CITY, REPUBLIC OF PANAMA, July 28, 2020

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the second quarter (“2Q20”) and six months (“6M20”) ended June 30, 2020.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M20	6M19	2Q20	1Q20	2Q19
Key Income Statement Highlights
Net Interest Income ("NII")	$47.5	$56.0	$21.7	$25.8	$27.9
Fees and commissions, net	$5.0	$7.5	$1.9	$3.1	$5.1
(Loss) gain on financial instruments, net	($4.3)	$0.8	($3.9)	($0.4)	$0.1
Total revenues	$48.7	$65.7	$19.9	$28.8	$33.6
Reversal (provision) for credit losses	$2.7	($1.8)	$2.6	$0.1	($0.8)
Operating expenses	($18.8)	($20.4)	($8.3)	($10.5)	($10.6)
Profit for the period	$32.4	$43.5	$14.1	$18.3	$22.3
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.82	$1.10	$0.36	$0.46	$0.56
Return on Average Equity (“ROAE”) (2)	6.4%	8.8%	5.5%	7.2%	9.0%
Return on Average Assets (“ROAA”)	0.97%	1.37%	0.83%	1.12%	1.43%
Net Interest Margin ("NIM") (3)	1.43%	1.77%	1.28%	1.59%	1.81%
Net Interest Spread ("NIS") (4)	1.09%	1.19%	1.01%	1.17%	1.22%
Efficiency Ratio (5)	38.7%	31.1%	41.5%	36.7%	31.4%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$5,011	$6,297	$5,011	$5,911	$6,297
Commercial Portfolio (7)	$4,915	$6,209	$4,915	$5,832	$6,209
Investment Portfolio	$96	$88	$96	$79	$88
Total assets	$6,627	$6,576	$6,627	$6,823	$6,576
Total equity	$1,022	$1,003	$1,022	$1,018	$1,003
Market capitalization (8)	$456	$825	$456	$408	$825
Tier 1 Basel III Capital Ratio (9)	24.8%	20.4%	24.8%	21.8%	20.4%
Total assets / Total equity (times)	6.5	6.6	6.5	6.7	6.6
Liquid Assets / Total Assets (10)	29.6%	12.8%	29.6%	19.0%	12.8%
Credit-impaired loans to Loan Portfolio (11)	0.00%	1.16%	0.00%	1.16%	1.16%
Total allowance for losses to Credit Portfolio (12)	0.95%	1.69%	0.95%	1.73%	1.69%
Total allowance for losses to credit-impaired loans (times) (12)	-	1.6	-	1.7	1.6

BUSINESS HIGHLIGHTS

•	During 2Q20, the Bank collected 99% of all scheduled credit maturities totaling close to $2 billion, coupled with credit prepayments for $222 million, on account of the high quality of its borrower base and the short-term nature of its Commercial Portfolio.

•	The Bank was able to gain a deep understanding of the impacts of Covid-19 on sectors and clients by country, having been in close contact with most of its client base. It has reassessed the risk profile of its entire portfolio under the current context.

•	By design, under tighter credit underwriting standards, selective credit disbursements amounting to $1 billion, mostly placed during the second half of 2Q20 – at wider credit spreads – resulted in a reduction in Commercial Portfolio balances, totaling $4.9 billion at June 30, 2020, down 16% QoQ and 21% YoY.

•	The portfolio continued to be well-diversified and focused on high quality exposures, with 58% in investment grade countries, 52% with financial institutions and 17% with sovereign and state-owned corporations. In addition, the Bank was able to reduce exposure to higher risk sectors now representing 11.1% of the total, from 12.5% in the previous quarter. Specifically, sugar and airline sectors were down by a total of $138 million, to only 1% each, of the total portfolio.

•	Given the prevailing market uncertainty and deep economic impact of Covid-19, the Bank aimed and was able to maintain a strong liquidity position throughout 2Q20, as a result of its continued and ample access to diversified funding sources. These include its central bank shareholders as well as correspondent banks and capital markets investors throughout the globe. The rapid collection of loan maturities also proved to be an effective liquidity buffer. Liquidity levels reached $2.0 billion at June 30, 2020 (30% of total assets and 68% of total deposits), of which 91% was placed with the Federal Reserve Bank of New York.

•	As a result of the Bank’s decision to reduce loan balances and maintain increased liquidity levels, its profitability was pressured on lower core income generation. Profit for 2Q20 and 6M20 totaled $14.1 million (-23% QoQ; -37% YoY) and $32.4 million (-26% YoY), respectively.

•	During 2Q20, the Bank recorded credit provision reversals totaling $2.6 million, mostly related to the sale of its single remaining credit-impaired loan (or NPL), bringing NPL balances to zero at June 20, 2020. At the same date, the Bank’s total allowance for credit losses represented nearly 1% of the total Credit Portfolio.

•	Credit provision reversals were offset by a $3.9 million loss on financial instruments, mostly related to the unrealized loss of a debt instrument measured at fair value through profit or loss, recorded as part of a loan restructuring back in 2018.

•	Operating expenses were down $2.3 million, or 22%, on lower personnel expenses, mostly due to decreased performance-based variable compensation provision.

•	The Bank’s Tier 1 Basel III Capital Ratio strengthened to 24.8% at the end of 2Q20, resulting from lower risk-weighted assets on decreased Commercial Portfolio balances, while the equity base remained stable at over $1 billion.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said:

“Beyond Bladex’s financial strength on its historically solid capital levels, our business model allows for a unique possibility to adapt to rapidly changing market conditions in a very agile manner. Catering exclusively to corporate clients, most of which are industry leaders with robust corporate governance practices and solid financials, significantly reduces the credit risk in our portfolio.

Moreover, the short-term nature of our portfolio – having more than 70% maturing within the next year – becomes an effective liquidity buffer, especially relevant in the current context; when combined with our regional foot-print, it allows the Bank to swiftly relocate the portfolio in resilient sectors and countries across Latin America.

Since the onset of the COVID-19 crisis, we have collected over $2 billion, representing 99% of total scheduled maturities, a clear demonstration of the credit quality of our portfolio. In turn, after re-assessing the risk of our portfolio by industry under the COVID-19 and contacting almost every single client, we tightened our underwriting standards and selectively disbursed around $1 billion in new loans, at shorter tenors and wider risk-adjusted credit spreads in defensive sectors and clients, with a focus in lower risk countries.

On the funding side, our deposits increased on account of the continuous support of our central bank shareholders, we continued to have ample access to bilateral funding sources, and we successfully tapped the debt capital markets with an approximate $230 million USD equivalent issuance in local currency in Mexico. We have now a stronger funding structure, with increased tenors while maintaining ample diversification.

As a result, by design, we have been able to maintain a solid liquidity position throughout the quarter, in view of current uncertainty.

The high quality of our client base and the levers embedded in Bladex’s business model have allowed us to successfully navigate this crisis up until now. Having said that, we are cognizant of the significant challenges that lie ahead, with a 2020 GDP estimate for the region close to negative 9.5%. We believe that our 40-year experience in the Region, including several negative credit cycles, and our good understanding of the impacts and macroeconomic dynamics in every country, play to our advantage. We are committed to continue to support our clients, for whom we have been long-standing allies.”

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.25 per share corresponding to the second quarter 2020. The cash dividend will be paid on August 25, 2020, to shareholders registered as of August 10, 2020.

▪	Ratings updates: On June 18, 2020, Fitch Ratings downgraded the Bank’s Long-Term Foreign Currency Issuer Default Rating (IDR) to 'BBB' from 'BBB+', and Short-Term IDR to 'F3' from 'F2'. The outlook on the Long-Term IDRs remains Negative.

Furthermore, on May 27, 2020, Moody’s Investor Services reaffirmed all the Bank’s ratings, including its ‘Baa2/P-2’ long and short-term foreign currency deposit ratings, respectively. The outlook on the ratings was changed to stable from negative.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and due from banks, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

12)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Tuesday, July 28, 2020 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 89194804#, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 34627735.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com